Exhibit 99.1
Update Plan of Arrangement - No Amendment – Proof of Filing

Alberta Amendment Date:  2022/10/13

Service Request Number:	38443326
Corporate Access Number:	2011125313
Business Number:	101524197
Legal Entity Name:	TRANSGLOBE ENERGY CORPORATION
Legal Entity Status:	Active

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Letter of Approval	100004002000624679	2004/06/09
Share Structure	ELECTRONIC	2004/06/09
Other Rules or Provisions	ELECTRONIC	2004/06/09
Amended Annual Return	1000010710853656	2012/01/24
Other Rules or Provisions	ELECTRONIC	2018/05/30
Articles/Plan of Arrangement/Court Order	1000000713643721	2022/10/13

Registration Authorized By:  SYLVIE WELSH
SOLICITOR

The Registrar of Corporations certifies that the information contained in this proof of filing is an accurate reproduction of the data contained in the specified service request in the official public records of corporate Registry.

ARTICLES OF ARRANGEMENT

Business Corporations Act
(Alberta)
Sections 193

1. Name of corporation: TRANSGLOBE ENERGY CORPORATION	2. Corporate Access Number: 2011125313
3.    In accordance with the order approving the Arrangement, the Articles of the Corporation are amended as follows:

In accordance with the Order of the court of king’s Bench of Alberta dated October 11, 2022,  a certified copy of which is attached hereto as Exhibit “A”, approving an arrangement pursuant to section  193  of the Business Corporations Act (Alberta), the plan of Arrangement, a copy of which is attached hereto as Exhibit “B” (which exhibits are incorporated into and form a part hereof), involving TransGlobe Energy Corporation (“TransGlobe”), VAALCO Energy, Inc, VAALCO Energy Canada ULC and the security holders of TransGlobe, is hereby effected.

The Articles of TransGlobe are not amended by the plan of arrangement.

Sylvie Welsh	(signed) “Sylvie Welsh”
Name of Person Authorizing (please print)	Signature

Solicitor	October 13, 2022
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporation Act.  Questions about the collection of this information can be directed to the Freedom and Protection of Privacy Co-ordinator for Alberta Registries, Research and program Support, 3rd Floor, Commerce place, 10155 – 102 Street, Edmonton, Alberta T5J4L4, (780) 422-7330.

Exhibit “A”

(See attached.)

COURT FILE NUMBER	2201-09702
COURT	COURT OF KING’S BENCH OF ALBERTA
JUDICIAL CENTRE	CALGARY
MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TRANSGLOBE ENERGY CORPORATION, VAALCO ENERGY, INC., VAALCO ENERGY CANADA ULC AND THE SECURITYHOLDERS OF TRANSGLOBE ENERGY CORPORATION
APPLICANT	TRANSGLOBE ENERGY CORPORATION
RESPONDENTS	Not Applicable
DOCUMENT	FINAL ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT
Burnet, Duckworth & Palmer LLP
2400, 525 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Lawyer: Craig Alcock
Phone Number:  (403) 260-0120
Fax Number:      (403) 260-0332
Email Address: coa@bdplaw.com
File No. 54925-131

DATE ON WHICH ORDER WAS PRONOUNCED:	Tuesday, October 11, 2022
NAME OF JUDGE WHO MADE THIS ORDER:	The Honourable Justice Dario
LOCATION OF HEARING:	Calgary, Alberta

UPON the Originating Application (the “Originating Application”) of TransGlobe Energy Corporation (the “Applicant’’ or “TransGlobe”) for approval of an arrangement (the “Arrangement”) involving the Applicant, VAALCO Energy, Inc. (“VAALCO”), VAALCO Energy Canada ULC (“AcquireCo”), the holders (the “TransGlobe Shareholders”) of common shares (the “TransGlobe Common Shares”) of TransGlobe, the holders of stock options to purchase TransGlobe Common Shares (“TransGlobe Options”), the holders of restricted share units of TransGlobe (“TransGlobe RSUs”), the holders of deferred share units of TransGlobe (“TransGlobe DSUs”) and the holders of performance share units of TransGlobe (“TransGlobe PSUs”) pursuant to section 193 of the Business Corporations Act; RSA 2000, c B-9, as amended (the “ABCA”);

AND UPON reading the Originating Application, the Interim Order of this Court granted August 29, 2022 (the “Interim Order”) and the affidavits of Randall C. Neely, sworn  August  29, 2022 and October 7, 2022, and the exhibits referred to therein;

AND UPON being advised that service of notice of this application has been effected in accordance with the Interim Order or as otherwise accepted by the Court;

AND UPON being advised that notice of this application has been given to the Registrar appointed under section 263 of the ABCA;

AND UPON being advised by counsel to the Applicant that no notices of intention to appear have been filed in respect of this application;

AND UPON the Court being satisfied that the special meeting (the “Meeting”) of the TransGlobe Shareholders was called and conducted in accordance with the terms of the Interim Order;

AND UPON the Court being satisfied that the Applicant has sought and obtained the approval of the Arrangement by the TransGlobe Shareholders in the manner and by the requisite majority required by the Interim Order;

AND UPON it appearing that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the ABCA;

AND UPON being advised that it is the intention of the Applicant and VAALCO to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), as a basis for an exemption from the registration requirements of the U.S. Securities Act with respect to the shares of VAALCO’s common stock issued under the Arrangement based on the Court’s approval of the Arrangement;

AND UPON the Court being satisfied that the statutory requirements to approve the Arrangement have been fulfilled and that the Arrangement has been put forward in good faith;

AND UPON the Court being satisfied that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable, substantively and procedurally, to the TransGlobe Shareholders and other affected persons and that the Arrangement ought to be approved;

AND UPON hearing from counsel for the Applicant;

IT IS HEREBY ORDERED THAT:

1.	The Arrangement proposed by the Applicant, on the terms set forth in Schedule "A" to this order (“Order”), is hereby approved by the Court under Section 193 of the ABCA.

2.
The terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable, substantively and procedurally, to the TransGlobe Shareholders, the holders of TransGlobe Options, the holders of TransGlobe RSUs, the holders of TransGlobe DSUs, the holders of TransGlobe PSUs and all other affected persons.

3.
The articles of arrangement in respect of the Arrangement (the “Articles of Arrangement”) shall be filed pursuant to Section 193 of the ABCA on such date as the Applicant determines in accordance with the terms of the Arrangement.

4.
The Plan of Arrangement will, upon filing of the Articles of Arrangement under the ABCA and the issuance of proof of filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with its terms and will be binding on the Applicant, VAALCO, AcquireCo, the TransGlobe Shareholders, the holders of TransGlobe Options, the holders of TransGlobe RSUs, the holders of TransGlobe DSUs, the holders of TransGlobe PSUs and all other affected persons.

5.
Service of notice of the Originating Application, the notice in respect of the Meeting and the Interim Order is hereby deemed good and sufficient service. Service of this Order shall be made on all persons who appeared on this application, either by counsel or in person, but is otherwise dispensed with.

6.
The Applicant may, on notice to such parties as the Court may order, seek leave at any time prior to the filing of the Articles of Arrangement to vary this Order or seek advice and directions as to the implementation of this Order.

Justice of the Court of King’s Bench of Alberta

SCHEDULE “A”

(See attached.)

PLAN OF ARRANGEMENT

UNDER SECTION 193 OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1	Definitions

Whenever used in this Plan of Arrangement, the following words and terms have the meanings set out below:

“ABCA” means the Business Corporations Act (Alberta);

“AcquireCo” means VAALCO Energy Canada ULC, an unlimited liability company existing under the laws of the Province of Alberta;

“affiliate” has the meaning given to it in the ABCA;

“Arrangement” means the arrangement of TransGlobe under Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of VAALCO and TransGlobe, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated July 13, 2022 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of TransGlobe Shareholders approving the Arrangement which is to be considered at the TransGlobe Meeting substantially in the form of Schedule B to the Arrangement Agreement  including  any amendments or  variations thereto made in accordance with the Arrangement Agreement or at the direction of the Court in the Interim Order, with the consent of VAALCO and TransGlobe, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of TransGlobe in respect of the Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order is made to give effect to the Arrangement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, notice, variance, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, directive, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in London, the United Kingdom, the Province of Alberta, the State of New York or the State of Texas;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the applicable securities Laws of any other province of Canada;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement issued by the Registrar pursuant to Section 193(11) of the ABCA in respect of the Articles of Arrangement;

“Closing VWAP” means the volume weighted average price of a VAALCO Share on the NYSE, rounded to four decimal places, and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Effective Date, as reported by Bloomberg;

“Consideration” means, for each TransGlobe Share outstanding at the Effective Time, a fraction of a VAALCO Share equal to the Exchange Ratio;

“Consideration Shares” means the VAALCO Shares to be issued as Consideration pursuant to the Arrangement;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means any Person that TransGlobe may appoint to act as depositary for the TransGlobe Shares in relation to the Arrangement, with the approval of VAALCO, acting reasonably;

“Dissent Rights” has the meaning set forth in Section 4.l(a);

“Dissent Shares” means TransGlobe Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered TransGlobe Shareholder who has validly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of TransGlobe Shares in respect of which Dissent Rights are validly exercised by such TransGlobe Shareholder;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.13 of the Arrangement Agreement, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means 11:00 p.m. (Calgary time) on the Effective Date or such other time as agreed to by VAALCO and TransGlobe in writing;

“Exchange Ratio” means, for each TransGlobe Share, 0.6727 of a VAALCO Share, subject to adjustment pursuant to Section 2.17 of the Arrangement Agreement;

“Exercise Price” means, with respect to any TransGlobe Option, the price at which the TransGlobe Option may be exercised by the holder thereof pursuant to the agreement, certificate or other instrument granting or confirming the grant of the TransGlobe Option or representing the TransGlobe Option converted into United States dollars on the basis of the Canadian to United States dollar exchange rate as reported by the Bank of Canada on the date that is three Business Days immediately preceding the Effective Date;

“Final Order” means the final order of the Court pursuant to Section 193(4) of the ABCA, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of VAALCO and TransGlobe, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to VAALCO and TransGlobe, each acting reasonably);

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 193(4) of the ABCA after being informed of the intention to rely upon the exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(l0) thereof with respect to the VAALCO Shares issued pursuant to the Arrangement, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, providing for, among other things, the calling and holding of the TransGlobe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of VAALCO and TransGlobe, each acting reasonably;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Environmental Laws, Canadian Securities Laws, applicable U.K. Laws (including U.K. Securities Laws) and U.S. Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Person or Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Letter of Transmittal” means the Letter(s) of Transmittal, in a form reasonably satisfactory to VAALCO, to be delivered by TransGlobe to TransGlobe Shareholders providing for the delivery of the TransGlobe Shareholders’ TransGlobe Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LSE” means London Stock Exchange plc;

“NI 45-106” means National Instrument 45-106 - Prospectus Exemptions;

“NYSE” means the New York Stock Exchange;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this plan of arrangement or upon the direction of the Court in the Final Order;

“Registrar” means the Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations appointed under section 263 of the ABCA;

“Securities Act” means the Securities Act (Alberta) and the rules, regulations and published policies made thereunder;

“Subsidiary” has the meaning given to it in NI 45-106, in force as of the date of the Arrangement Agreement, and shall include any TransGlobe JV Entity, in the case of TransGlobe;

“Tax Act” means the Income Tax Act (Canada);

“TransGlobe” means TransGlobe Energy Corporation, a corporation existing under the laws of the Province of Alberta;

“TransGlobe Amended and Restated DSU Plan” means the amended and restated TransGlobe DSU Plan to be dated effective as of the Effective Date amending the TransGlobe DSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.8 and 5.2), to provide that after the Effective Time the TransGlobe Continuing DSUs shall be adjusted pursuant to Section 3.l(g) and for such other consequential amendments as may be necessary as a result of the Arrangement;

“TransGlobe Amended and Restated PSU Plan” means the amended and restated TransGlobe PSU Plan to be dated effective as of the Effective Date amending the TransGlobe PSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.6, 4.12, 4.13 and 6.2), to provide that after the Effective Time the TransGlobe Continuing PSUs shall be adjusted pursuant to Section 3.l(h), the Arrangement is a Change of Control (as defined in the TransGlobe PSU Plan), the Vesting Percentage (as defined in the TransGlobe PSU Plan) of the TransGlobe Continuing PSUs shall be the TransGlobe PSU Vesting Percentage and for such other consequential amendments as may be necessary as a result of the Arrangement;

“TransGlobe Amended and Restated RSU Plan” means the amended and restated TransGlobe RSU Plan to be dated effective as of the Effective Date amending the TransGlobe RSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.11, 4.12 and 5.2), to provide that after the Effective Time the TransGlobe Continuing RSUs shall be adjusted pursuant to Section 3.1(i), the Arrangement is a Change of Control (as defined in the TransGlobe RSU Plan) and for such other consequential amendments as may be necessary as a result of the Arrangement;

“TransGlobe Awards” means TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Board” means the board of directors of TransGlobe as the same is constituted from time to time;

“TransGlobe Board Nominees” means the three current directors of TransGlobe who will be appointed directors of VAALCO pursuant to the Arrangement Agreement;

“TransGlobe Continuing DSUs” means the TransGlobe DSUs other than the TransGlobe Surrendered DSUs;

“TransGlobe Continuing PSUs” means the TransGlobe PSUs other than the TransGlobe Surrendered PSUs;

“TransGlobe Continuing RSUs” means the TransGlobe RSUs other than the TransGlobe Surrendered PSUs;

“TransGlobe Departing Employees” means each TransGlobe Executive Employee, as well as each employee of TransGlobe or its Subsidiaries who VAALCO (a) determines will not be continuing their employment with VAALCO or TransGlobe subsequent to the Effective Time; and (b) provides notice to TransGlobe identifying each such employee no later than ten Business Days prior to the Effective Date;

“TransGlobe DSU Plan” means the TransGlobe deferred share unit plan dated May 20, 2014;

“TransGlobe DSUs” means deferred share units issued under the TransGlobe DSU Plan;

“TransGlobe Equity Award Holders” means the holders of TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Executive Employees” means the executive officers of TransGlobe, which currently include its President and Chief Executive Officer, Vice President and Chief Operating Officer and Vice President, Finance and Chief Financial Officer;

“TransGlobe JV Entities” means any corporations or entities in which TransGlobe or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary;

“TransGlobe Meeting” means the special meeting of TransGlobe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“TransGlobe Option Plan” means the TransGlobe Stock Option Plan amended May 10, 2016;

“TransGlobe Options” means options to purchase TransGlobe Shares granted under the TransGlobe Option Plan;

“TransGlobe PSU Plan” means the TransGlobe performance share unit plan dated May 16, 2014, and last amended March 8, 2017;

“TransGlobe PSU Vesting Percentage” means the Vesting Percentage (as defined in the TransGlobe PSU Plan) with respect to the TransGlobe Continuing PSUs and the TransGlobe Surrendered PSUs as determined by the TransGlobe Board and notified by TransGlobe to VAALCO not less than ten Business Days prior to the Effective Date, which, for greater certainty, shall not exceed 200%;

“TransGlobe PSUs” means performance share units issued under the TransGlobe PSU Plan;

“TransGlobe RSU Plan” means the TransGlobe restricted share unit plan dated May 16, 2014, and last amended May IO, 2016;

“TransGlobe RSUs” means restricted share units issued under the TransGlobe RSU Plan;

“TransGlobe Shareholders” means the holders of TransGlobe Shares;

“TransGlobe Shares” means the common shares in the authorized share capital of TransGlobe;

“TransGlobe Surrendered DSUs” means all of the TransGlobe DSUs held by persons other than the TransGlobe Board Nominees;

“TransGlobe Surrendered PSUs” means all of the TransGlobe PSUs held by the TransGlobe Departing Employees;

“TransGlobe Surrendered RSUs” means all of the TransGlobe RSUs held by the TransGlobe Departing Employees;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“VAALCO” means VAALCO Energy, Inc., a corporation existing under the laws of the State of Delaware;

“VAALCO Excess Shares” has the meaning set forth in Section 3.2(b);

“VAALCO Share Trust” has the meaning set forth in Section 3.2(b); and

“VAALCO Shares” means shares of common stock in the authorized share capital of VAALCO.

1.2	Interpretation not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by a party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

1.6	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2
EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement shall, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and without any further authorization, act or formality on the part of the Court, become effective and be binding upon VAALCO, AcquireCo, TransGlobe, the Depositary, all registered and beneficial TransGlobe Shareholders, including Dissenting Shareholders, all TransGlobe Equity Award Holders, the Registrar and transfer agent of TransGlobe, and all other Persons.

2.3	Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein. If no Certificate of Arrangement is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective commencing at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to section 193(4.1) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, in five minute increments each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)
Each TransGlobe Option outstanding at the Effective Time (whether vested or unvested), notwithstanding the terms of the TransGlobe Option Plan, shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Options, fully and unconditionally vested and exercisable, and shall be surrendered and transferred to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to, for each TransGlobe Share for which the TransGlobe Option may be exercised, the amount (if any) by which (x) the product of the Closing VWAP multiplied by the Exchange Ratio exceeds (y) the Exercise Price thereof and for greater certainty, where such amount is zero or negative, none of TransGlobe, VAALCO, AcquireCo or the Depositary shall be obligated to pay the holder of such TransGlobe Option any amount in respect of such TransGlobe Option, and

(i)
the TransGlobe Options so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)
the holders of all such TransGlobe Options shall cease to be holders of TransGlobe Options and to have any rights as holders of TransGlobe Options other than the right to receive the consideration to which they are entitled pursuant to this Section 3.l(a) and such holders’ names shall be removed as the holders from the register of TransGlobe Options maintained by or on behalf of TransGlobe;

(iii)
any agreement, certificate or other document evidencing the TransGlobe Options or the right of a holder thereof to any such TransGlobe Options shall be void and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Options are entitled to receive pursuant to this Section 3.l(a); and

(iv)	the TransGlobe Option Plan shall be terminated and of no further force and effect.

(b)
Notwithstanding the terms of the TransGlobe DSU Plan, the “Final Payment Date” (as defined in the TransGlobe DSU Plan) of each TransGlobe Surrendered DSU shall be, and shall be deemed to be, the effective time of this Section 3.I (b) and each TransGlobe Surrendered DSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered DSUs, fully and unconditionally vested, and settled and paid by surrender and transfer from the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered DSU, and

(i)
the TransGlobe Surrendered DSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)
the holders of all such TransGlobe Surrendered DSUs shall cease to be holders of TransGlobe Surrendered DSUs, to have any rights as holders of TransGlobe Surrendered DSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(b) and such holders’ names shall be removed as the holders from the register of TransGlobe DSUs maintained by or on behalf of TransGlobe; and

(iii)
any agreement, certificate or other document evidencing the TransGlobe Surrendered DSUs or the right of a holder thereof to any such TransGlobe Surrendered DSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered DSUs are entitled to receive pursuant to this Section 3.1(b).

(c)
Notwithstanding the terms of the TransGlobe PSU Plan, each TransGlobe Surrendered PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered PSUs, fully and unconditionally vested at the TransGlobe PSU Vesting Percentage, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered PSU, and

(i)
the TransGlobe Surrendered PSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)
the holders of all such TransGlobe Surrendered PSUs shall cease to be holders of TransGlobe Surrendered PSUs, to have any rights as holders of TransGlobe Surrendered PSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.l(c) and such holders’ names shall be removed as the holders from the register of TransGlobe PSUs maintained by or on behalf of TransGlobe; and

(iii)
any agreement, certificate or other document evidencing the TransGlobe Surrendered PSUs or the right of a holder thereof to any such TransGlobe Surrendered PSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered PSUs are entitled to receive pursuant to this Section 3.l(c).

(d)
Notwithstanding the terms of the TransGlobe RSU Plan, the “Distribution Date” (as defined in the TransGlobe RSU Plan) of each TransGlobe Surrendered RSU shall be, and shall be deemed to be, the effective time of this Section 3.l(d) and each TransGlobe Surrendered RSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered RSUs, fully and unconditionally vested, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered RSU, and

(i)
the TransGlobe Surrendered RSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)
the holders of all such TransGlobe Surrendered RSUs shall cease to be holders of TransGlobe Surrendered RSUs, to have any rights as holders of TransGlobe Surrendered RSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.l(d) and such holders’ names shall be removed as the holders from the register of TransGlobe RSUs maintained by or on behalf of TransGlobe;

(iii)
any agreement, certificate or other document evidencing the TransGlobe Surrendered RSUs or the right of a holder thereof to any such TransGlobe Surrendered RSUs shall be terminated  and of no further force or  effect  as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof  with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered RSUs are entitled to receive pursuant to this Section 3.1(d);

(e)
Each Dissent Share shall be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act of formality on its part, to AcquireCo (free and clear of any Liens) in accordance with, and in exchange for the consideration contemplated in, Article 4 and:

(i)
such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of TransGlobe Shareholders in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;

(ii)
such Dissenting Shareholder shall be deemed to have executed  and  delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii)
AcquireCo shall be and shall be deemed to be the holder of all of the outstanding Dissent Shares (free and clear of all Liens) and the central securities register of TransGlobe shall be, and shall be deemed to be, revised accordingly.

(f)
Each TransGlobe Share outstanding immediately prior to the Effective Time (other than any TransGlobe Share held by VAALCO, AcquireCo or any of their respective affiliates or any Dissent Shares) shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to AcquireCo (free and clear of any Liens) in exchange for the Consideration, subject to Sections 3.2 and 5.3, and

(i)
the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such TransGlobe Share and the name of such registered holder shall be, and shall  be deemed  to  be, removed  from the register of TransGlobe Shareholders;

(ii)
the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such TransGlobe Share; and

(iii)
AcquireCo shall be and shall be deemed to be the holder of all of the outstanding TransGlobe Shares (free and clear of all Liens) and the central securities register of TransGlobe shall be, and shall be deemed to be, revised accordingly.

(g)
Pursuant to the terms of the TransGlobe DSU Plan (including but not limited to sections 3.1 and 4.8), each one TransGlobe Continuing DSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe DSU Plan, the terms of such TransGlobe Continuing DSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing DSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying such TransGlobe Continuing DSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing DSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe DSU Plan.

(h)
Simultaneously with the amendment in Section 3.l(g), pursuant to the terms of the TransGlobe PSU Plan (including but not limited to sections 3.1, 4.6, 4.12 and 4.13), each one TransGlobe Continuing PSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe PSU Plan, the terms of such TransGlobe Continuing PSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing PSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying such TransGlobe Continuing PSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing PSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe PSU Plan.

(i)
Simultaneously with the amendment in Section 3.1(g), pursuant to the terms of the TransGlobe RSU Plan (including but not limited to sections 3.1, 4.11 and 4.12), each one TransGlobe Continuing RSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe RSU Plan, the terms of such TransGlobe Continuing RSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing RSU such number of VA.ALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying such TransGlobe Continuing RSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing RSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe RSU Plan.

The events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	No Fractional Shares

(a)
In no event shall any TransGlobe Shareholder be entitled to a fractional VAALCO Share. Where the aggregate number of VAALCO Shares to be issued to a TransGlobe Shareholder as consideration under the Arrangement would result in a fraction of a VAALCO Share being issuable, the number of VAALCO Shares to be received by such TransGlobe Shareholder shall be rounded down to the nearest whole VAALCO Share. In lieu of any such fractional VAALCO Share, each TransGlobe Shareholder otherwise entitled to a fractional interest in a VAALCO Share will be entitled to receive a cash payment equal to an amount representing such TransGlobe Shareholder’s proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such TransGlobe Shareholders of the VAALCO Excess Shares.

(b)
As promptly as practicable following the Effective Time, the Depositary shall determine the excess of (i) the number of VAALCO Shares issued and delivered to the Depositary pursuant to Article 5 representing the Consideration Shares over (ii) the aggregate number of whole Consideration Shares to be issued to TransGlobe Shareholders pursuant to Section 3.l(f) (such excess the “VAALCO Excess Shares”). Following the Effective Time, the Depositary shall, on behalf of the former TransGlobe Shareholders, sell the VAALCO Excess Shares at the then prevailing prices on the NYSE. The sale of the VAALCO Excess Shares by the Depositary shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent applicable. The Depositary shall use its commercially reasonable efforts to complete the sale of the VAALCO Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to former TransGlobe Shareholders, the Depositary shall hold such proceeds in trust for such former TransGlobe Shareholders (the “VAALCO Share Trust”). The amount of all commissions, transfer taxes and other out-of-pocket transaction costs, including expenses and compensation of the Depositary incurred in connection with such sale of VAALCO Excess Shares shall be paid by VAALCO. The Depositary shall determine the portion of the VAALCO Share Trust to which each former TransGlobe Shareholder is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the VAALCO Share Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former TransGlobe Shareholder is entitled (after taking into account all TransGlobe Shares held as of immediately prior to the Effective Time by such former TransGlobe Shareholder) and the denominator of which is the aggregate amount of fractional VAALCO Shares to which all former TransGlobe Shareholders are entitled.

(c)
As soon as practicable after the determination of the amount of cash, if any, to be paid to former TransGlobe Shareholders with respect to any fractional VAALCO Shares, the Depositary shall make available such amounts to such former TransGlobe Shareholders.

ARTICLE 4
DISSENT RIGHTS

4.1	Dissent Rights

(a)
In connection with the Arrangement, each registered TransGlobe Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the TransGlobe Shares held by such TransGlobe Shareholder pursuant to Section 191 of the ABCA, as modified by the Interim Order, the Final Order and this Section 4.1(a); provided that, notwithstanding Section 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in Section 191(5) of the ABCA must be received by TransGlobe not later than 4:00 p.m. (Calgary time) two Business Days immediately preceding the date of the TransGlobe Meeting. Dissenting Shareholders who are:

(i)
ultimately entitled to be paid by VAALCO the fair value for their Dissent Shares (A) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.l(e)); (B) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to AcquireCo in accordance with Section 3.l(e); (C) will be entitled to be paid the fair value of such Dissent Shares by AcquireCo, which fair value, notwithstanding anything to the contrary contained in the ABCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the TransGlobe Meeting; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such TransGlobe Shares; or

(ii)
ultimately not entitled, for any reason, to be paid by VAALCO the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those TransGlobe Shares on the same basis as a non-dissenting TransGlobe Shareholder and shall be entitled to receive only the Consideration from VAALCO in the same manner as such non- Dissenting Shareholders.

(b)
In no event shall VAALCO or TransGlobe or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of TransGlobe Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of TransGlobe.

(c)
For greater certainty, in addition to any other restrictions in the Interim Order and under Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) TransGlobe Shareholders who vote or have instructed a proxyholder to vote such TransGlobe Shares in favour of the Arrangement Resolution (but only in respect of such TransGlobe Shares), (ii) the TransGlobe Equity Award Holders, and (iii) any other Person who is not a registered holder of TransGlobe Shares as of the record date for the TransGlobe Meeting. A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person’s TransGlobe Shares.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1	Certificates and Payments

(a)
Following receipt of the Final Order and prior to the Effective Time, VAALCO and AcquireCo shall deliver or cause to be delivered to the Depositary such number of VAALCO Shares required to satisfy the aggregate Consideration payable to the TransGlobe Shareholders in accordance with Section 3.1 which VAALCO Shares shall be held by the Depositary as agent and nominee for such former TransGlobe Shareholders for distribution to such former TransGlobe Shareholders  in accordance with the provisions of this Article 5.

(b)
Upon surrender to the Depositary for cancellation of a certificate  which immediately prior to the Effective Time  represented  outstanding  TransGlobe Shares that were transferred pursuant to Section 3.l(f), together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the TransGlobe Shares represented by such surrendered certificate shall  be entitled to receive in exchange therefor, and the Depositary shall deliver to such TransGlobe Shareholder the Consideration that such TransGlobe Shareholder has the right to receive under the Arrangement for such TransGlobe Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)
After the Effective Time and until surrendered for cancellation as contemplated by Section 5.l(b), each certificate that immediately prior to the Effective Time represented one or more TransGlobe Shares (other than TransGlobe Shares held by VAALCO, AcquireCo or any of their respective affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

(d)
Following receipt of the Final Order and prior to the filing of the Articles of Arrangement, TransGlobe shall deliver or cause to be delivered to the Depositary (unless the parties otherwise agree) sufficient funds to satisfy the aggregate amount of cash payable to the holders of the TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs, in accordance with Section 3.1, which cash shall be held by the Depositary as agent and nominee for such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs for distribution to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs in accordance with the provisions of this Article 5. The delivery of such funds to the Depositary following receipt of the Final Order and prior to the Effective Time shall constitute full satisfaction of the rights of former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs and such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransG1obe Surrendered PSUs and TransGlobe Surrendered RSUs shall have no claim against TransGlobe, AcquireCo  or VAALCO except to the extent that the funds delivered by TransGlobe to the Depositary (except to the extent such funds are withheld in accordance with Section 5.3) are insufficient to satisfy the amounts payable to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe  Surrendered PSUs and TransGlobe Surrendered RSUs or are not paid by the Depositary to such former    holders    of    TransGlobe    Options, TransGlobe  Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs in accordance with the terms hereof. As soon as practicable after the Effective Time, the Depositary shall pay or cause to be paid the amounts, less applicable withholdings, to be paid to former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs pursuant to this Plan of Arrangement. Notwithstanding the foregoing, at the election of TransGlobe, TransGlobe shall be entitled to pay the cash payable to the former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs pursuant to Section 3.1 through its payroll service provider following the Effective Date.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding TransGlobe Shares that were transferred pursuant to Section 3. I (f) shall  have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such consideration in  exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to VAALCO, TransGlobe and the Depositary (acting reasonably) in such sum as VAALCO may direct, or otherwise indemnify VAALCO, AcquireCo and TransGlobe in a manner satisfactory to VAALCO and TransGlobe, each acting reasonably, against any claim that may be made against VAALCO, AcquireCo and TransGlobe with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on  their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any TransGlobe Shareholder, any TransGlobe Equity Award Holder, and/or any other Person under this Plan of Arrangement such amounts as are required or reasonably believed to be required to be deducted  and withheld from such amounts under any provision of the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent any such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under this Plan of Arrangement exceeds the amount of cash, if any, otherwise payable to such Person, VAALCO, TransGlobe, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable hereunder to such Person as is necessary to provide sufficient funds to VAALCO, TransGlobe, any of their affiliates and  the  Depositary,  as the case may be, to enable it to comply with such deduction or withholding requirement and  none of VAALCO, TransGlobe, any of their affiliates or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and VAALCO, TransGlobe, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds  of  such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions  payable to the broker and (z) other reasonable costs and expenses).

5.4	Distributions with respect to Unsurrendered Share Certificates

No dividend or other distribution declared or made after the Effective Time with respect to VAALCO Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding TransGlobe Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable Law and to Section 5.3, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such VAALCO Shares.

5.5	Limitation and Proscription

To the extent that a former TransGlobe Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is the last Business Day prior to the third anniversary of the Effective Date (the “final proscription date”), then the Consideration that such former TransGlobe Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former TransGlobe Shareholder was entitled, shall be delivered to VAALCO by the Depositary and the VAALCO Shares forming part of the Consideration shall be deemed to be cancelled, and the interest of the former TransGlobe Shareholder in such VAALCO Shares (and any dividend or other distribution referred to in Section 5.4) to which it was entitled shall be terminated as of such final proscription date, and the certificates formerly representing TransGlobe Shares shall cease to represent  a right or claim of any kind or nature as of such final proscription date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise  remains unclaimed,  in each case, on or before  the final proscription date shall cease to represent a right or claim of any kind or nature and the  right of any TransGlobe Shareholder to receive the Consideration for TransGlobe Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to VAALCO.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all TransGlobe Shares and TransGlobe Awards issued prior to the Effective Time; (b) the rights and obligations of the registered holders of TransGlobe Shares (other than VAALCO, AcquireCo or any of their respective affiliates) and the TransGlobe Equity Award Holders, and of TransGlobe, VAALCO, AcquireCo, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any TransGlobe Shares and TransGlobe Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1	Amendments

(a)
VAALCO and TransGlobe reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of TransGlobe and VAALCO and filed with the Court, and, if made following the TransGlobe Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the TransGlobe Shareholders and communicated to the TransGlobe Shareholders and the TransGlobe Equity Award Holders if and as required by the Court, and  in either case in the manner required by the Court.

(b)
Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by TransGlobe and VAALCO, may be proposed by TransGlobe and VAALCO at any time prior to or at the TransGlobe Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the TransGlobe Meeting shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the TransGlobe Meeting will be effective only if it is agreed to in writing by each of TransGlobe and VAALCO and, if required by the Court, by some or all of the TransGlobe Shareholders voting in the manner directed by the Court.

(d)
Notwithstanding Sections 6.l(a) and 6.l(b), any amendment , modification or supplement to this Plan of Arrangement may be made by TransGlobe and VAALCO without the approval of or communication to the Court or the TransGlobe Shareholders or the TransGlobe Equity Award Holders, provided that it concerns a matter which, in the reasonable opinion of TransGlobe and VAALCO is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the TransGlobe Shareholders and the TransGlobe Equity Award Holders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLES 8
U.S. SECURITIES LAW EXEMPTION

Notwithstanding any provision herein to the contrary, TransGlobe and VAALCO each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all Consideration Shares issued under the Arrangement will be issued by VAALCO in exchange for TransGlobe Shares pursuant to the Plan of Arrangement, whether in the United States, the United Kingdom, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as amended, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. VAALCO shall use its commercially reasonable efforts to ensure that the Consideration Shares shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

EXIDBIT “B”

(See attached.)

PLAN OF ARRANGEMENT

 UNDER SECTION 193 OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1	Definitions

Whenever used in this Plan of Arrangement, the following words and terms have the meanings set out below:

“ABCA” means the Business Corporations Act (Alberta);

“AcquireCo” means VAALCO Energy Canada ULC, an unlimited liability company existing under the laws of the Province of Alberta;

“affiliate” has the meaning given to it in the ABCA;

“Arrangement” means the arrangement of TransGlobe under Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of VAALCO and TransGlobe, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated July 13, 2022 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of TransGlobe Shareholders approving the Arrangement which is to be considered at the TransGlobe Meeting substantially in the form of Schedule B to the Arrangement Agreement including any amendments or variations thereto made in accordance with the Arrangement Agreement or at the direction of the Court in the Interim Order, with the consent of VAALCO and TransGlobe, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of TransGlobe in respect of the Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order is made to give effect to the Arrangement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, notice, variance, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, directive, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in London, the United Kingdom, the Province of Alberta, the State of New York or the State of Texas;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the applicable securities Laws of any other province of Canada;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement issued by the Registrar pursuant to Section 193(11) of the ABCA in respect of the Articles of Arrangement;

“Closing VWAP” means the volume weighted average price of a VAALCO Share on the NYSE, rounded to four decimal places, and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Effective Date, as reported by Bloomberg;

“Consideration” means, for each TransGlobe Share outstanding at the Effective Time, a fraction of a VAALCO Share equal to the Exchange Ratio;

“Consideration Shares” means the VAALCO Shares to be issued as Consideration pursuant to the Arrangement;

“Court’’ means the Court of Queen’s Bench of Alberta;

“Depositary” means any Person that TransGlobe may appoint to act as depositary for the TransGlobe Shares in relation to the Arrangement, with the approval of VAALCO, acting reasonably;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means TransGlobe Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered TransGlobe Shareholder who has validly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of TransGlobe Shares in respect of which Dissent Rights are validly exercised by such TransGlobe Shareholder;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.13 of the Arrangement Agreement, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means 11:00 p.m. (Calgary time) on the Effective Date or such other time as agreed to by VAALCO and TransGlobe in writing;

“Exchange Ratio” means, for each TransGlobe Share, 0.6727 of a VAALCO Share, subject to adjustment pursuant to Section 2.17 of the Arrangement Agreement;

“Exercise Price” means, with respect to any TransGlobe Option, the price at which the TransGlobe Option may be exercised by the holder thereof pursuant to the agreement, certificate or other instrument granting or confirming the grant of the TransGlobe Option or representing the TransGlobe Option converted into United States dollars on the basis of the Canadian to United States dollar exchange rate as reported by the Bank of Canada on the date that is three Business Days immediately preceding the Effective Date;

“Final Order” means the final order of the Court pursuant to Section 193(4) of the ABCA, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of VAALCO and TransGlobe, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to VAALCO and TransGlobe, each acting reasonably);

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 193(4) of the ABCA after being informed of the intention to rely upon the exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(l0) thereof with respect to the VAALCO Shares issued pursuant to the Arrangement, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, providing for, among other things, the calling and holding of the TransGlobe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of VAALCO and TransGlobe, each acting reasonably;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Environmental Laws, Canadian Securities Laws, applicable U.K. Laws (including U.K. Securities Laws) and U.S. Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Person or Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Letter of Transmittal” means the Letter(s) of Transmittal, in a form reasonably satisfactory to VAALCO, to be delivered by TransGlobe to TransGlobe Shareholders providing for the delivery of the TransGlobe Shareholders’ TransGlobe Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LSE” means London Stock Exchange plc;

“NI 45-106” means National Instrument 45-106 - Prospectus Exemptions;

“NYSE” means the New York Stock Exchange;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this plan of arrangement or upon the direction of the Court in the Final Order;

“Registrar” means the Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations appointed under section 263 of the ABCA;

“Securities Act” means the Securities Act (Alberta) and the rules, regulations and published policies made thereunder;

“Subsidiary” has the meaning given to it in NI 45-106, in force as of the date of the Arrangement Agreement, and shall include any TransGlobe JV Entity, in the case of TransGlobe;

“Tax Act” means the Income Tax Act (Canada);

“TransGlobe” means TransGlobe Energy Corporation, a corporation existing under the laws of the Province of Alberta;

“TransGlobe Amended and Restated DSU Plan” means the amended and restated TransGlobe DSU Plan to be dated effective as of the Effective Date amending the TransGlobe DSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.8 and 5.2), to provide that after the Effective Time the TransGlobe Continuing DSUs shall be adjusted pursuant to Section 3.1(g) and for such other consequential amendments as may be necessary as a result of the Arrangement;

“TransGlobe Amended and Restated PSU Plan” means the amended and restated TransGlobe PSU Plan to be dated effective as of the Effective Date amending the TransGlobe PSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.6, 4.12, 4.13 and 6.2), to provide that after the Effective Time the TransGlobe Continuing PSUs shall be adjusted pursuant to Section 3.l(h), the Arrangement is a Change of Control (as defined in the TransGlobe PSU Plan), the Vesting Percentage (as defined in the TransGlobe PSU Plan) of the TransGlobe Continuing

PSUs shall be the TransGlobe PSU Vesting Percentage and for such other consequential amendments as may be necessary as a result of the Arrangement;

“TransGlobe Amended and Restated RSU Plan” means the amended and restated TransGlobe RSU Plan to be dated effective as of the Effective Date amending the TransGlobe RSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.11, 4.12 and 5.2), to provide that after the Effective Time the TransGlobe Continuing RSUs shall be adjusted pursuant to Section 3.I(i), the Arrangement is a Change of Control (as defined in the TransGlobe RSU Plan) and for such other consequential amendments as may be necessary as a result of the Arrangement;

“TransGlobe Awards” means TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Board” means the board of directors of TransGlobe as the same is constituted from time to time;

“TransGlobe Board Nominees” means the three current directors of TransGlobe who will be appointed directors of VAALCO pursuant to the Arrangement Agreement;

“TransGlobe Continuing DSUs” means the TransGlobe DSUs other than the TransGlobe Surrendered DSUs;

“TransGlobe Continuing PSUs” means the TransGlobe PSUs other than the TransGlobe Surrendered PSUs;

“TransGlobe Continuing RSUs” means the TransGlobe RSUs other than the TransGlobe Surrendered PSUs;

“TransGlobe Departing Employees” means each TransGlobe Executive Employee, as well as each employee of TransGlobe or its Subsidiaries who VAALCO (a) determines will not be continuing their employment with VAALCO or TransGlobe subsequent to the Effective Time; and (b) provides notice to TransGlobe identifying each such employee no later than ten Business Days prior to the Effective Date;

“TransGlobe DSU Plan” means the TransGlobe deferred share unit plan dated May 20, 2014;

“TransGlobe DSUs” means deferred share units issued under the TransGlobe DSU Plan;

“TransGlobe Equity Award Holders” means the holders of TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Executive Employees” means the executive officers of TransGlobe, which currently include its President and Chief Executive Officer, Vice President and Chief Operating Officer and Vice President, Finance and Chief Financial Officer;

“TransGlobe JV Entities” means any corporations or entities in which TransGlobe or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary;

“TransGlobe Meeting” means the special meeting of TransGlobe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“TransGlobe Option Plan” means the TransGlobe Stock Option Plan amended May 10, 2016;

“TransGlobe Options” means options to purchase TransGlobe Shares granted under the TransGlobe Option Plan;

“TransGlobe PSU Plan” means the TransGlobe performance share unit plan dated May 16, 2014, and last amended March 8, 2017;

“TransGlobe PSU Vesting Percentage” means the Vesting Percentage (as defined in the TransGlobe PSU Plan) with respect to the TransGlobe Continuing PSUs and the TransGlobe Surrendered PSUs as determined by the TransGlobe Board and notified by TransGlobe to VAALCO not less than ten Business Days prior to the Effective Date, which, for greater certainty, shall not exceed 200%;

“TransGlobe PSUs” means performance share units issued under the TransGlobe PSU Plan;

“TransGlobe RSU Plan” means the TransGlobe restricted share unit plan dated May 16, 2014, and last amended May 10, 2016;

“TransGlobe RSUs” means restricted share units issued under the TransGlobe RSU Plan;

“TransGlobe Shareholders” means the holders of TransGlobe Shares;

“TransGlobe Shares” means the common shares in the authorized share capital of TransGlobe;

“TransGlobe Surrendered DSUs” means all of the TransGlobe DSUs held by persons other than the TransGlobe Board Nominees;

“TransGlobe Surrendered PSUs” means all of the TransGlobe PSUs held by the TransGlobe Departing Employees;

“TransGlobe Surrendered RSUs” means all of the TransGlobe RSUs held by the TransGlobe Departing Employees;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“VAALCO” means VAALCO Energy, Inc., a corporation existing under the laws of the State of Delaware;

“VAALCO Excess Shares” has the meaning set forth in Section 3.2(b);

“VAALCO Share Trust” has the meaning set forth in Section 3.2(b); and

“VAALCO Shares” means shares of common stock in the authorized share capital of VAALCO.

1.2	Interpretation not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by a party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

1.6	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2
EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement shall, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and without any further authorization, act or formality on the part of the Court, become effective and be binding upon VAALCO, AcquireCo, TransGlobe, the Depositary, all registered and beneficial TransGlobe Shareholders, including Dissenting Shareholders, all TransGlobe Equity Award Holders, the Registrar and transfer agent of TransGlobe, and all other Persons.

2.3	Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein. If no Certificate of Arrangement is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective commencing at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to section 193(4.1) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, in five minute increments each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)
Each TransGlobe Option outstanding at the Effective Time (whether vested or unvested), notwithstanding the terms of the TransGlobe Option Plan, shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Options, fully and unconditionally vested and exercisable, and shall be surrendered and transferred to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to, for each TransGlobe Share for which the TransGlobe Option may be exercised, the amount (if any) by which (x) the product of the Closing VWAP multiplied by the Exchange Ratio exceeds (y) the Exercise Price thereof and for greater certainty, where such amount is zero or negative, none of TransGlobe, VAALCO, AcquireCo or the Depositary shall be obligated to pay the holder of such TransGlobe Option any amount in respect of such TransGlobe Option, and

(i)
the TransGlobe Options so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)
the holders of all such TransGlobe Options shall cease to be holders of TransGlobe Options and to have any rights as holders of  TransGlobe Options other than the right to receive the consideration to which they are entitled pursuant to this Section 3.l(a) and such holders’ names shall be removed as the holders from the register of TransGlobe Options maintained by or on behalf of TransGlobe;

(iii)
any agreement, certificate or other document evidencing the TransGlobe Options or the right of a holder thereof to any such TransGlobe  Options shall be void and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders  of the TransGlobe Options are entitled to receive pursuant to this  Section 3.l(a); and

(iv)	the TransGlobe Option Plan shall be terminated and of no further force and effect.

(b)
Notwithstanding the terms of the TransGlobe DSU Plan, the “Final Payment Date” (as defined in the TransGlobe DSU Plan) of each TransGlobe Surrendered DSU shall be, and shall be deemed to be, the effective time of this Section 3.l(b) and each TransGlobe Surrendered DSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered DSUs, fully and unconditionally vested, and settled and paid by surrender and transfer from the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered DSU, and

(i)
the TransGlobe Surrendered DSUs so surrendered and transferred and any agreements related thereto shall be, and shall  be deemed  to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)
the holders of all such TransGlobe Surrendered DSUs shall cease to be holders of TransGlobe Surrendered DSUs, to have any rights as holders of TransGlobe Surrendered DSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(b) and such holders’ names shall be removed as the holders from the register of TransGlobe DSUs maintained by or on behalf of TransGlobe; and

(iii)
any agreement, certificate or other document evidencing the TransGlobe Surrendered DSUs or the right of a holder thereof to any such TransGlobe Surrendered DSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe  Surrendered  DSUs are entitled to receive pursuant to this Section 3.1(b).

(c)
Notwithstanding the terms of the TransGlobe PSU Plan, each TransGlobe Surrendered PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered PSUs, fully and unconditionally vested at the TransGlobe PSU Vesting Percentage, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered PSU, and

(i)
the TransGlobe Surrendered PSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)
the holders of all such TransGlobe Surrendered PSUs shall cease to be holders of TransGlobe Surrendered PSUs, to have any rights as holders of TransGlobe Surrendered PSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(c) and such holders’ names shall be removed as the holders from the register of TransGlobe PSUs maintained by or on behalf of TransGlobe; and

(iii)
any agreement, certificate or other document evidencing the TransGlobe Surrendered PSUs or the right of a holder thereof to any such TransGlobe Surrendered PSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo  shall  have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered PSUs are entitled to receive pursuant to this Section 3.l(c).

(d)
Notwithstanding the terms of the TransGlobe RSU Plan, the “Distribution Date” (as defined in the TransGlobe RSU Plan) of each TransGlobe Surrendered RSU shall be, and shall be deemed to be, the effective time of this Section 3.l(d) and each TransGlobe Surrendered RSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered RSUs, fully and unconditionally vested, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered RSU, and

(i)
the TransGlobe Surrendered RSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to  be, cancelled  and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)
the holders of all such TransGlobe Surrendered RSUs shall cease to be holders of TransGlobe Surrendered RSUs, to have any rights as holders of TransGlobe Surrendered RSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(d) and such holders’ names shall be removed as the holders from the register of TransGlobe RSUs maintained by or on behalf of TransGlobe;

(iii)
any agreement, certificate or other document evidencing the TransGlobe Surrendered RSUs or the right of a holder thereof to any such TransGlobe Surrendered RSUs shall be terminated  and of no further force or effect  as  of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered RSUs are entitled to receive pursuant to this Section 3.1(d);

(e)
Each Dissent Share shall be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act of formality on its part, to AcquireCo (free and clear of any Liens) in accordance with, and in exchange for the consideration contemplated in, Article 4 and:

(i)
such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of TransGlobe Shareholders in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;

(ii)
such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii)
AcquireCo shall be and shall be deemed to be the holder of all of the outstanding Dissent Shares (free and clear of all Liens) and the central securities register of TransGlobe shall be, and shall be deemed to be, revised accordingly.

(f)
Each TransGlobe Share outstanding immediately prior to the Effective Time (other than any TransGlobe Share held by VAALCO, AcquireCo or any of their respective affiliates or any Dissent Shares) shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to AcquireCo (free and clear of any Liens) in exchange for the Consideration, subject to Sections 3.2 and 5.3, and

(i)
the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such TransGlobe Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of TransGlobe Shareholders;

(ii)
the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such TransGlobe Share; and

(iii)
AcquireCo shall be and shall be deemed to be the holder of all of the outstanding TransGlobe Shares (free and clear of all Liens) and the central securities register of TransGlobe shall be, and shall be deemed to be, revised accordingly.

(g)
Pursuant to the terms of the TransGlobe DSU Plan (including but not limited to sections 3.1 and 4.8), each one TransGlobe Continuing DSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe DSU Plan, the terms of such TransGlobe Continuing DSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing DSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying such TransGlobe Continuing DSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing DSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe DSU Plan.

(h)
Simultaneously with the amendment in Section 3.l(g), pursuant to the terms of the TransGlobe PSU Plan (including but not limited to sections 3.1, 4.6, 4.12 and 4.13), each one TransGlobe Continuing PSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe PSU Plan, the terms of such TransGlobe Continuing PSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing PSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying such TransGlobe Continuing PSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing PSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe PSU Plan.

(i)
Simultaneously with the amendment in Section 3.l(g), pursuant to the terms of the TransGlobe RSU Plan (including but not limited to sections 3.1, 4.11 and 4.12), each one TransGlobe Continuing RSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe RSU Plan, the terms of such TransGlobe Continuing RSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing RSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying such TransGlobe Continuing RSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing RSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe RSU Plan.

The events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	No Fractional Shares

(a)
In no event shall any TransGlobe Shareholder be entitled to a fractional VAALCO Share. Where the aggregate number of VAALCO Shares to be issued to a TransGlobe Shareholder as consideration under the Arrangement would result in a fraction of a VAALCO Share being issuable, the number of VAALCO Shares to be received by such TransGlobe Shareholder shall be rounded down to the nearest whole VAALCO Share. In lieu of any such fractional VAALCO Share, each TransGlobe Shareholder otherwise entitled to a fractional interest in a VAALCO Share will be entitled to receive a cash payment equal to an amount representing such TransGlobe Shareholder’s proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such TransGlobe Shareholders of the VAALCO Excess Shares.

(b)
As promptly as practicable following the Effective Time, the Depositary shall determine the excess of (i) the number of VAALCO Shares issued and delivered to the Depositary pursuant to Article 5 representing the Consideration Shares over (ii) the aggregate number of whole Consideration Shares to be issued to TransGlobe Shareholders pursuant to Section 3.l(f) (such excess the “VAALCO Excess Shares”). Following the Effective Time, the Depositary shall, on behalf of the former TransGlobe Shareholders, sell the VAALCO Excess Shares at the then prevailing prices on the NYSE. The sale of the VAALCO Excess Shares by the Depositary shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent applicable. The Depositary shall use its commercially reasonable efforts to complete the sale of the VAALCO Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to former TransGlobe Shareholders, the Depositary shall hold such proceeds in trust for such former TransGlobe Shareholders (the “VAALCO Share Trust’} The amount of all commissions, transfer taxes and other out-of-pocket transaction costs, including expenses and compensation of the Depositary incurred in connection with such sale of VAALCO Excess Shares shall be paid by VAALCO. The Depositary shall determine the portion of the VAALCO Share Trust to which each former TransGlobe Shareholder is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the VAALCO Share Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former TransGlobe Shareholder is entitled (after taking into account all TransGlobe Shares held as of immediately prior to the Effective Time by such former TransGlobe Shareholder) and the denominator of which is the aggregate amount of fractional VAALCO Shares to which all former TransGlobe Shareholders are entitled.

(c)
As soon as practicable after the determination of the amount of cash, if any, to be paid to former TransGlobe Shareholders with respect to any fractional VAALCO Shares, the Depositary shall make available such amounts to such former TransGlobe Shareholders.

ARTICLE 4
DISSENT RIGHTS

4.1	Dissent Rights

(a)
In connection with the Arrangement, each registered TransGlobe Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the TransGlobe Shares held by such TransGlobe Shareholder pursuant to Section 191 of the ABCA, as modified by the Interim Order, the Final Order and this Section 4.l(a); provided that, notwithstanding Section 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in Section 191(5) of the ABCA must be received by TransGlobe not later than 4:00 p.m. (Calgary time) two Business Days immediately preceding the date of the TransGlobe Meeting. Dissenting Shareholders who are:

(i)
ultimately entitled to be paid by VAALCO the fair value for their Dissent Shares (A) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.l(e)); (B) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to AcquireCo in accordance with Section 3.l(e); (C) will be entitled to be paid the fair value of such Dissent Shares by AcquireCo, which fair value, notwithstanding anything to the contrary contained in the ABCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the TransGlobe Meeting; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such TransGlobe Shares; or

(ii)
ultimately not entitled, for any reason, to be paid by VAALCO the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those TransGlobe Shares on the same basis as a non-dissenting TransGlobe Shareholder and shall be entitled to receive only the Consideration from VAALCO in the same manner as such non- Dissenting Shareholders.

(b)
In no event shall VAALCO or TransGlobe or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of TransGlobe Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of TransGlobe.

(c)
For greater certainty, in addition to any other restrictions in the Interim Order and under Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) TransGlobe Shareholders who vote or have instructed a proxyholder to vote such TransGlobe Shares in favour of the Arrangement Resolution (but only in respect of such TransGlobe Shares), (ii) the TransGlobe Equity Award Holders, and (iii) any other Person who is not a registered holder of TransGlobe Shares as of the record date for the TransGlobe Meeting. A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person’s TransGlobe Shares.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1	Certificates and Payments

(a)
Following receipt of the Final Order and prior to the Effective Time, VAALCO and AcquireCo shall deliver or cause to be delivered to the Depositary such number of VAALCO Shares required to satisfy the aggregate Consideration payable to the TransGlobe Shareholders in accordance with Section 3.1 which VAALCO Shares shall be held by the Depositary as agent and nominee for such former TransGlobe Shareholders for distribution to such former TransGlobe Shareholders in accordance with the provisions of this Article 5.

(b)
Upon surrender to the Depositary for cancellation of a  certificate  which immediately prior to the Effective Time  represented  outstanding  TransGlobe Shares that were transferred pursuant to Section 3.l(f), together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the TransGlobe Shares represented by such surrendered certificate shall  be entitled to receive in exchange therefor, and the Depositary shall deliver to such TransGlobe Shareholder the Consideration that such TransGlobe Shareholder has the right to receive under the Arrangement for such TransGlobe Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)
After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more TransGlobe Shares (other than TransGlobe Shares held by VAALCO, AcquireCo or any of their respective affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

(d)
Following receipt of the Final Order and prior to the filing of the Articles of Arrangement, TransGlobe shall deliver or cause to be delivered to the Depositary (unless the parties otherwise agree) sufficient funds to satisfy the aggregate amount of cash payable to the holders of the TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs, in accordance with Section 3.1, which cash shall be held by the Depositary as agent and nominee for such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs for distribution to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs in accordance with the provisions of this Article 5. The delivery of such funds to the Depositary following receipt of the Final Order and prior to the Effective Time shall constitute full satisfaction of the rights of former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs and such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs shall have no claim against TransGlobe, AcquireCo or VAALCO except to the extent that the funds delivered by TransGlobe to the Depositary (except to the extent such funds are withheld in accordance with Section 5.3) are insufficient to satisfy the amounts payable to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs or are not paid by the Depositary to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs in accordance with the terms hereof. As soon as practicable after the Effective Time, the Depositary shall pay or cause to be paid the amounts, less applicable withholdings, to be paid to former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs pursuant to this Plan of Arrangement. Notwithstanding the foregoing, at the election of TransGlobe, TransGlobe shall be entitled to pay the cash payable to the former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs pursuant to Section 3.1 through its payroll service provider following the Effective Date.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding TransGlobe Shares that were transferred pursuant to Section 3.l(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to VAALCO, TransGlobe and the Depositary (acting reasonably) in such sum as VAALCO may direct, or otherwise indemnify VAALCO, AcquireCo and TransGlobe in a manner satisfactory to VAALCO and TransGlobe, each acting reasonably, against any claim that may be made against VAALCO, AcquireCo and TransGlobe with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any TransGlobe Shareholder, any TransGlobe Equity Award Holder, and/or any other Person under this Plan of Arrangement such amounts as are required or reasonably believed to be required to be deducted and withheld from such amounts under any provision of the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent any such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under this Plan of Arrangement exceeds the amount of cash, if any, otherwise payable to such Person, VAALCO, TransGlobe, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable hereunder to such Person as is necessary to provide sufficient funds to VAALCO, TransGlobe, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and none of VAALCO, TransGlobe, any of their affiliates or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and VAALCO, TransGlobe, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker and (z) other reasonable costs and expenses).

5.4	Distributions with respect to Unsurrendered Share Certificates

No dividend or other distribution declared or made after the Effective Time with respect to VAALCO Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding TransGlobe Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable Law and to Section 5.3, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such VAALCO Shares.

5.5	Limitation and Proscription

To the extent that a former TransGlobe Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is the last Business Day prior to the third anniversary of the Effective Date (the “final proscription date”), then the Consideration that such former TransGlobe Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former TransGlobe Shareholder was entitled, shall be delivered to VAALCO by the Depositary and the VAALCO Shares forming part of the Consideration shall be deemed to be cancelled, and the interest of the former TransGlobe Shareholder in such VAALCO Shares (and any dividend or other distribution referred to in Section 5.4) to which it was entitled shall be terminated as of such final proscription date, and the certificates formerly representing TransGlobe Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature and the right of any TransGlobe Shareholder to receive the Consideration for TransGlobe Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to VAALCO.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all TransGlobe Shares and TransGlobe Awards issued prior to the Effective Time; (b) the rights and obligations of the registered holders of TransGlobe Shares (other than VAALCO, AcquireCo or any of their respective affiliates) and the TransGlobe Equity Award Holders, and of TransGlobe, VAALCO, AcquireCo, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any TransGlobe Shares and TransGlobe Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1	Amendments

(a)
VAALCO and TransGlobe reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of TransGlobe and VAALCO and filed with the Court, and, if made following the TransGlobe Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the TransGlobe Shareholders and communicated to the TransGlobe Shareholders and the TransGlobe Equity Award Holders if and as required by the Court, and in either case in the manner required by the Court.

(b)
Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by TransGlobe and VAALCO, may be proposed by TransGlobe and VAALCO at any time prior to or at the TransGlobe Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the TransGlobe Meeting shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the TransGlobe Meeting will be effective only if it is agreed to in writing by each of TransGlobe and VAALCO and, if required by the Court, by some or all of the TransGlobe Shareholders voting in the manner directed by the Court.

(d)
Notwithstanding Sections 6.l(a) and 6.l(b), any amendment, modification or supplement to this Plan of Arrangement may be made by TransGlobe and VAALCO without the approval of or communication to the Court or the TransGlobe Shareholders or the TransGlobe Equity Award Holders, provided that it concerns a matter which, in the reasonable opinion of TransGlobe and VAALCO is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the TransGlobe Shareholders and the TransGlobe Equity Award Holders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 8
U.S. SECURITIES LAW EXEMPTION

Notwithstanding any provision herein to the contrary, TransGlobe and VAALCO each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all Consideration Shares issued under the Arrangement will be issued by VAALCO in exchange for TransGlobe Shares pursuant to the Plan of Arrangement, whether in the United States, the United Kingdom, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as amended, as provided by Section 3(a)(l0) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. VAALCO shall use its commercially reasonable efforts to ensure that the Consideration Shares shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.